SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair Holdings Plc - Notification of Interests of Director

Ryanair Holdings Plc ("the Company") advises that it has been notified by non-executive director Mr. James Osborne, that he has pledged [1,410,256] ordinary shares of nominal value €0.635 each, representing 0.10% of the existing issued share capital of the Company, to a financial institution against a personal loan.
 This notification

has been made in accordance with best practice under London Stock Exchange Rules DTR
 3.1.4 notwithstanding that it is understood that those provisions do not apply to non-UK incorporated companies such as Ryanair Holding Plc.

Ends.

            Thursday, 14
th
 May 2009

For reference:

    Howard Millar

           Pauline McAlester

                     Ryanair

                      Murray Consultants

                     Tel: +353-1-8121212

    Tel: +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  14 May 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary